Exhibit 1

NEWS RELEASE

For Immediate Release

May 11, 2007

CanWest Announces Intention to Delist From The New York Stock Exchange

Winnipeg, MB: CanWest Global Communications Corp. (CanWest) announced today that it is voluntarily withdrawing the listing of its non-voting shares from The New York Stock Exchange (NYSE). These shares trade under the symbol CWG.

The announcement follows an extensive review by management of the ongoing listing and administrative costs and benefits of maintaining a listing of the Company’s non-voting shares on the NYSE. The Board of Directors approved management’s recommendation at its April Board Meeting.

“The primary market for CanWest Global equity securities is in Canada. Capital is more mobile than ever and those who want to invest in CanWest have a very liquid exchange in Toronto,” said President and CEO Leonard Asper. “We believe that the trading volume of our securities on the NYSE is not sufficient to support the continuation of our listing and the associated listing and administrative costs.”

CanWest intends to file a Form 25 with the SEC on or about May 22, 2007, to effect the delisting. The delisting will be effective ten days after this filing. CanWest also intends to file a Form 15F with the SEC to deregister and terminate its SEC reporting obligations following June 4, 2007. CanWest’s subsidiary CanWest MediaWorks Inc. will continue to file reports with the SEC in accordance with the terms of the indentures governing its outstanding notes.

CanWest’s non-voting shares will continue to be listed and traded on the Toronto Stock Exchange under the trading symbol CGS.A. CanWest’s subordinate voting shares are listed and trade on the Toronto Stock Exchange under the trading symbol CGS.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For additional information, please contact:

Deb Hutton

Senior Vice President, Corporate Communications

Tel: (416) 383- 2442

dhutton@canwest.com